Exhibit 99.1

voxeljet AG Reports Financial Results for the Fourth Quarter and Full Year Ended December 31, 2021

Friedberg, Germany, March 31, 2022 — voxeljet AG (NASDAQ: VJET) (the “Company”, or “voxeljet”), a provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced consolidated financial results for the fourth quarter and full year ended December 31, 2021.

Highlights

●	Total revenues for the fourth quarter increased 22.9% to kEUR 10,885 from kEUR 8,859
●	Total gross profit margin for the fourth quarter slightly decreased from 33.6% to 32.7%
●	Systems revenues for the fourth quarter increased 26.5% to kEUR 8,470 from kEUR 6,695
●	Services revenues for the fourth quarter increased 11.6% to kEUR 2,415 from kEUR 2,164
●	Positive EBITDA for the fourth quarter of 2021
●	Revenue for the first quarter ended March 31, 2022 expected to be between kEUR 4,000 and kEUR 4,500
●	Revenue for full year 2022 expected to be between kEUR 25,000 and kEUR 30,000

Dr. Ingo Ederer, Chief Executive Officer of voxeljet, commented: “We ended 2021 with a number of notable achievements that underscore the growing demand across our product portfolio, increasing market dynamics and greater recognition of voxeljet’s leading 3D printing technology for industrial applications. In September 2021 we announced that, together with GE Renewables, we plan to develop the world’s largest binder jet 3D printer for the production of critical components for next generation wind turbines, called Haliade-X. In the fourth quarter, we announced that Brose, a leading global supplier to the electric car industry, is the first client in the beta program for our new, large High Speed Sintering 3D printer. We also announced a partnership in the fourth quarter with Covestro, a billion-dollar chemical company, to advance additive manufacturing in series production. Last but not least we received the final acceptance of the first VJET X units from our partner in the fourth quarter, related to the project with a leading German automotive manufacturer. The VJET X is a new 3D printer with extreme performance for high volume, industrial applications. Overall, the fourth quarter 2021 was a record sales quarter for our company and we are pleased that this momentum has continued in the first months of the new year.”

Fourth Quarter 2021 Results

Revenues for the fourth quarter of 2021 increased by 22.9% to kEUR 10,885 compared to kEUR 8,859 in the fourth quarter of 2020.

Revenues from our Systems segment, which focuses on the development, production and sale of 3D printers, increased by 26.5% to kEUR 8,470 in the fourth quarter of 2021 from kEUR 6,695 in last year’s fourth quarter. The Company sold seven new and two used and refurbished 3D printers in the fourth quarter of 2021, compared to six new and two used and refurbished 3D printers delivered in last year’s fourth quarter. Revenue from the sale of 3D printers increased in 2021 compared to last year, due to the slightly higher number of transactions but also due to the product mix, as we sold more larger scale platforms in the fourth quarter of 2021 as opposed to smaller platforms in the comparative period in 2020. Systems revenues also include all Systems-related revenues from consumables, spare parts and maintenance. Those Systems-related revenues also increased in the fourth quarter year over year, which confirms the positive trend of the recovery from the economic slow-down mainly due to the ongoing global pandemic of COVID-19 disease (“the COVID-19 situation”). Systems revenues represented 77.8% of total revenues in the fourth quarter of 2021 compared to 75.6% in last year’s fourth quarter.

Revenues from our Services segment, which focuses on the printing of on-demand parts for our customers, increased by 11.6%, to kEUR 2,415 in the fourth quarter of 2021 from kEUR 2,164 in the comparative period of 2020. This increase was mainly due to higher revenue contributions from the German operation as well as from our subsidiary voxeljet China

Co. Ltd. (“voxeljet China”), which reflects the economic recovery from the COVID-19 situation. Revenues from our subsidiary voxeljet America Inc. (“voxeljet America”), remained almost on the same level as the fourth quarter of 2020.

Cost of sales was kEUR 7,327 for the fourth quarter of 2021 compared to kEUR 5,881 for the fourth quarter of 2020.

Gross profit was kEUR 3,558 in the fourth quarter of 2021 compared to kEUR 2,978 in the fourth quarter of 2020.

Gross profit for our Systems segment increased to kEUR 2,812 in the fourth quarter of 2021 from kEUR 2,401 in the fourth quarter of 2020. The gross profit margin for this segment slightly decreased to 33.2% in the fourth quarter of 2021 compared to 35.9% in the fourth quarter of 2020. The increase in gross profit was mainly due to a more favorable product mix, as we sold more larger scale platforms in fourth quarter of 2021 as opposed to smaller platforms in the comparative period, while gross profit from System-related goods and services, including consumables, spare parts and maintenance decreased. This was mainly due to the year over year change in the reserve for slow-moving inventory amounting to kEUR 685 negative compared to kEUR 0 in the comparative period. This is also the reason for the decrease in gross profit margin from Systems-related revenues. Gross profit margin from the sale of 3D printers slightly increased.

Gross profit for our Services segment increased to kEUR 746 in the fourth quarter of 2021 from kEUR 577 in the fourth quarter of 2020. The gross profit margin for this segment increased to 30.9% in the fourth quarter of 2021 from 26.7% in the fourth quarter of 2020. This was mainly due to the significant improvement of gross profit and gross profit margin contribution from the German and the Chinese service center, which was in line with the increase in revenues resulting in a higher utilization of the service center. This was partially offset by lower gross profit and gross profit margin contributions from voxeljet America.

Selling expenses were kEUR 2,035 for the fourth quarter of 2021 compared to kEUR 1,680 in the fourth quarter of 2020 and therefore significantly increased, which was in line with the increase in revenues. Shipping and packaging expenses as a main driver of the selling expenses could vary from quarter to quarter depending on quantity and types of products, as well as the destinations where those goods are being delivered.

Administrative expenses were kEUR 1,572 for the fourth quarter of 2021 compared to kEUR 1,713 in the fourth quarter of 2020 and therefore slightly decreased. This was mainly due to lower personnel expenses related to a lower number of employees in these department.

Research and development (“R&D”) expenses decreased to kEUR 1,377 in the fourth quarter of 2021 from kEUR 1,763 in the fourth quarter of 2020. These expenses are usually driven by individual projects, especially through the consumption of material as well as the demand of external services and may differ on a quarter to quarter comparison. The quarter over quarter decrease was mainly due to lower material expenses as well as lower labor costs related to a lower number of employees supporting in various existing and future research and development projects. This was partially offset by higher expenses for external services.

Other operating expenses in the fourth quarter of 2021 were kEUR 132 compared to kEUR 841 in the prior year period. This was mainly related to lower losses from foreign currency transactions, amounting to kEUR 59 for the fourth quarter of 2021 compared to kEUR 686 in the last year’s fourth quarter. In the fourth quarter of 2021, an amount of kEUR 25 was recorded in other operating expenses, related to the fully write off of the investment in the joint venture DSCS Digital Supply Chain Solutions GmbH in course of the wind up process of the company.

Other operating income was kEUR 767 for the fourth quarter of 2021 compared to kEUR 345 in the fourth quarter of 2020. The increase was mainly due to higher gains from foreign currency transactions, amounting to kEUR 490 compared to kEUR 360 in the last year’s fourth quarter. Furthermore, the increase in other operating income is due to cost reimbursement (kEUR 110) and the receipt of government grant (kEUR 59) for R&D expenses incurred in the fourth quarter of 2021.

The changes in foreign currency losses and gains were primarily driven by the valuation of the intercompany loans granted by the parent company to our US subsidiary.

Operating loss was kEUR 791 in the fourth quarter of 2021, compared to an operating loss of kEUR 2,674 in the comparative period in 2020. The improvement was mainly due to a positive net impact of the quarter over quarter changes in other operating expenses and other operating income amounting to kEUR 1,131. In addition, gross profit for the fourth quarter of 2021 increased by kEUR 600 compared to last year’s fourth quarter. Further, research and development expenses as well as administrative expenses declined by kEUR 386 and kEUR 141, respectively. This was partially offset by higher operating expenses from our functions sales and marketing showing an quarter over quarter increase of kEUR 355.

Financial result was positive kEUR 1,955 in the fourth quarter of 2021, compared to a negative financial result of kEUR 1,286 in the comparative period in 2020. This was mainly due to a finance income related to the revaluation of derivative financial instruments, amounting to kEUR 2,693 in the fourth quarter of 2021, compared to a finance expense of kEUR 807 in the last year’s same period. The derivative financial instruments are related to a Performance Participation Interest (PPI) for the first (tranche A) and second tranche (tranche B1) of the loan granted by the European Investment Bank (“EIB”) and are revalued on each balance sheet date, with changes in the fair value between reporting periods recorded within financial result of the consolidated statements of comprehensive loss. An increase in our share price results in a finance expense, while a decrease leads to a finance income. In addition, interest expense included interest from long term debt amounting to kEUR 552 for the fourth quarter of 2021, compared to kEUR 508 in the comparative period in 2020.

Net profit for the fourth quarter of 2021 was kEUR 1,047 or EUR 0.15 per share, as compared to net loss of kEUR 3,722, or EUR 0.77 per share, in the fourth quarter of 2020.

Year Ended December 31, 2021 Results

Revenues for the year ended December 31, 2021 increased by 15.1% to kEUR 24,826 compared to kEUR 21,567 in the prior year period.

Systems revenues were kEUR 15,728 for the year ended December 31, 2021 compared to kEUR 12,556 in last year’s period. The Company sold ten new and four used and refurbished 3D printers during the year ended December 31, 2021 compared to eight new and five used and refurbished 3D printers in the prior year period. Revenue from the sale of 3D printers significantly increased in 2021 compared to last year, due to a more favorable product mix, as we sold more larger scale platforms in 2021 as opposed to smaller platforms in the comparative period in 2020. Systems revenues also include all Systems-related revenues from consumables, spare parts and maintenance. Those Systems-related revenues also increased, which reflects the recovery from the economic slow-down mainly due to the ongoing COVID-19 situation. Currently, we are able to perform installations of 3D printers as well as to offer service visits in most regions of the world. There remain some COVID-19 government regulation constraints which could delay service visits, however the situation is normalizing progressively. Systems revenues represented 63.4% of total revenue for the year ended December 31, 2021 compared to 58.2% for the last year’s same period.

Services revenues were kEUR 9,098 for the year ended December 31, 2021 compared to kEUR 9,011 for the same period last year. The slight increase was mainly due to higher revenue contributions from the German operation, but also our Chinese service center recorded a slight growth in revenues. This was partially offset by lower revenue contributions from our subsidiary voxeljet America. Even though there was an increase in revenues starting in the third quarter of 2021, it did not fully compensate for the negative impact of the COVID-19 situation in the first half of 2021.

Cost of sales for the year ended December 31, 2021 was kEUR 16,876, which represents increase of kEUR 2,064 compared to cost of sales amounting to kEUR 14,812 for the same period in 2020.

Gross profit and gross margin for the year ended December 31, 2021 were kEUR 7,950 and 32.0%, respectively, compared to kEUR 6,755 and 31.3%, respectively, in the prior year period.

Gross profit for our Systems segment increased to kEUR 5,251 for the year ended December 31, 2021 from kEUR 4,441 in the same period of 2020. The gross profit margin for this segment slightly decreased to 33.4% compared to 35.4% for the prior period. The increase in gross profit was due to higher gross profit from the sale of 3D printers, while gross profit from System-related goods and services, including consumables, spare parts and maintenance decreased. This was mainly due to the year over year change in the reserve for slow-moving inventory amounting to kEUR 851 negative. This is also the reason for the decrease in gross profit margin from Systems-related revenues. Gross profit margin from the sale of 3D printers was almost flat.

Gross profit for our Services segment increased to kEUR 2,699 for the year ended December 31, 2021 from kEUR 2,314 in the same period of 2020. The gross profit margin for this segment increased to 29.7% for the year ended December 31, 2021 from 25.7% for the same period in 2020. This increase was mainly related to significantly higher gross profit as well as gross profit margin contribution from our subsidiary voxeljet America, as a result of an improved utilization of the American service center due to the recovery since the third quarter of 2021. Also regarding the German service center, both gross profit and gross profit margin slightly improved. These positive trends were partially offset by weaker gross profit and gross profit margin contribution from our Chinese subsidiary.

Selling expenses were kEUR 6,420 for the year ended December 31, 2021 compared to kEUR 5,816 in the same period in 2020, representing a significant increase of kEUR 604, or 10.4%. This was mainly due to higher distribution expenses primarily corresponding to the increase in revenues. Shipping and packaging expenses as a main driver of the selling expenses could vary from quarter to quarter depending on quantity and types of products, as well as the destinations where those goods are being delivered.

Administrative expenses increased by kEUR170 to kEUR 6,577 for the year ended December 31, 2021 from kEUR 6,407 in the prior year period. The increase was mainly related to higher legal advisor fees related to our stock market listing as well as our communication to financial institutions in connection with funding activities.

Research and development expenses decreased to kEUR 6,149 for the year ended December 31, 2021 from kEUR 6,500 in the same period in 2020, a decrease of kEUR 351, or 5.4%. This was mainly due to lower personnel expenses as well as lower material expenses, partially offset by higher usage of external services.

Other operating expenses for the year ended December 31, 2021 were kEUR 618 compared to kEUR 2,799 in the prior year period. This was mainly due to lower losses from foreign currency translations. Foreign currency losses amounted to kEUR 460 for the year ended December 31, 2021, compared to kEUR 2,545 in the same period in 2020.

Other operating income was kEUR 2,970 for the year ended December 31, 2021 compared to kEUR 1,603 in the prior year period. The increase was mainly due to higher gains from foreign currency transactions of kEUR 1,812 in 2021 compared to kEUR 849 in 2020. In addition, we received government grants awarded for research and development project funding in 2021 amounting to kEUR 617. In 2020, our subsidiary voxeljet America received a government grant from the United States Small Business Administration (“SBA”) under the COVID-19 funding program amounting to kEUR 295. The full amount was recognized in profit and loss, in the second quarter of 2020, as the related costs for which the grant is intended to compensate occurred in this period and we assume that we comply with the conditions of the funding. The assessment of SBA, which was finalized in September 2021, resulted in voxeljet being fully in compliance with the conditions.

The changes in foreign currency losses and gains were primarily driven by the valuation of the intercompany loans granted by the parent company to our US subsidiary.

Operating loss was kEUR 8,844 for the year ended December 31, 2021, compared to an operating loss of kEUR 13,164 in the comparative period in 2020. This was mainly due to a positive net impact of the year over year changes in other operating expenses and other operating income amounting to kEUR 3,548. In addition, gross profit for 2021 increased by kEUR 1,195 compared to last year. Research and development expenses declined by kEUR 351. This was partially offset by higher operating expenses from our functions sales and marketing as well as administration. Year over year, selling expenses and administrative expenses increased by kEUR 604 and kEUR 170, respectively.

Financial result was negative kEUR 1,677 for the year ended December 31, 2021, compared to negative kEUR 2,405 in the comparative period in 2020. This was mainly due to the impact from the revaluation of derivative financial instruments amounted to positive kEUR 752, compared to negative kEUR 715 in 2020, which leads to a year over year change of kEUR 1,467 positive. This was partially offset by higher interest expense for long-term debt which amounted to kEUR 2,150 in 2021, compared to kEUR 1,602 in 2020.

Net loss for the year ended December 31, 2021 was kEUR 10,586, or EUR 1.68 per share, as compared to net loss of kEUR 15,481, or EUR 3.20 per share in the prior year period.

Business Outlook

Our revenue guidance for the first quarter of 2022 is projected to be in the range of kEUR 4,000 to kEUR 4,500. We expect to release our financial results for the first quarter of 2022 after the closing of the financial markets on or about Thursday, May 19, 2022 and we will host a conference call and webcast to review the results for the quarter on or about Friday, May 20, 2022 at 8:30 a.m. Eastern Time.

Financial guidance for the full year ended December 31, 2022:

-	Revenue is expected to be in the range of kEUR 25,000 and kEUR 30,000
-	Gross margin is expected to be above 32.5%
-	Operating expenses for the full year are expected as follows: SG&A expenses expected to be in the range of kEUR 13,250 to kEUR 13,750; R&D expenses expected to be between approximately kEUR 7,250 and kEUR 7,500. Depreciation and amortization expense is expected to be between kEUR 3,000 and kEUR 3,250.
-	Adjusted EBITDA for the fourth quarter of 2022 is expected to be neutral-to-positive. Adjusted EBITDA is defined as net income (loss), as calculated under IFRS accounting principles before interest (income) expense, provision (benefit) for income taxes, depreciation and amortization, and excluding other (income) expense resulting from foreign exchange gains or losses on the intercompany loans granted to the subsidiaries, which are not determinable at this time.

-	Capital expenditures are projected to be in the range of kEUR 4,500 to kEUR 4,750, which primarily includes ongoing investments in our global subsidiaries.

Our total backlog of 3D printer orders at December 31, 2021 was kEUR 3,880, which represents seven 3D printers. This compares to a backlog of kEUR 6,844 at December 31, 2020, representing nine 3D printers. As production and delivery of our printers is generally characterized by lead times ranging from three to nine months, the conversion rate of order backlog into revenue is dependent on the equipping process for the respective 3D printer as well as the timing of customers’ requested deliveries.

At December 31, 2021, we had cash and cash equivalents of kEUR 7,027 and held kEUR 10,699 of investments in three bond funds as well as kEUR 2,655 in one term deposit and kEUR 2,342 of restricted cash.

Webcast and Conference Call Details

The Company will host a conference call and webcast to review the results for the fourth quarter and full year ended December 31, 2021 on Friday, April 1, 2022 at 8:30 a.m. Eastern Time. Participants from voxeljet will include its Chief Executive Officer, Dr. Ingo Ederer, and its Chief Financial Officer, Rudolf Franz, who will provide a general business update and respond to investor questions.

Interested parties may access the live audio broadcast by dialing 1-877-705-6003 in the United States/Canada, or 1-201-493-6725 for international, Conference Title “voxeljet AG Fourth Quarter and Full Year 2021 Financial Results Conference Call”. Investors are requested to access the call at least five minutes before the scheduled start time in order to complete a brief registration. An audio replay will be available approximately two hours after the completion of the call at 1-844-512-2921 or 1-412-317-6671, Replay Conference ID number 13726827. The recording will be available for replay through April 8, 2022.

A live webcast of the call will also be available on the investor relations section of the Company’s website. Please go to the website https://events.q4inc.com/attendee/944308287 at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. A replay will also be available as a webcast on the investor relations section of the Company’s website.

About voxeljet

voxeljet is a provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ “projects”, ‘‘expects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission, as well as the risk that our revenues may fall short of the guidance we have provided in this press release. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Johannes Pesch

Director, Investor Relations and Business Development

johannes.pesch@voxeljet.de

Office: +49 821 7483172

Mobile: +49 176 45398316

voxeljet AG
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Year Ended December 31,
	2021	2020

	(€ in thousands)
Current assets	42,748	28,137
Cash and cash equivalents	7,027	5,324
Financial assets	18,522	5,351
Trade receivables	6,107	4,680
Inventories	9,482	11,394
Income tax receivables	23	31
Other assets	1,587	1,357

Non-current assets	24,711	25,090
Financial assets	4	5
Intangible assets	878	1,143
Property, plant and equipment	23,719	23,774
Investments in joint venture	--	27
Other assets	110	141

Total assets	67,459	53,227

	Year Ended December 31,
	2021	2020

	(€ in thousands)
Current liabilities	21,716	26,215
Trade payables	2,594	1,956
Contract liabilities	2,132	2,911
Financial liabilities	14,882	19,770
Other liabilities and provisions	2,108	1,578

Non-current liabilities	13,256	7,371
Deferred tax liabilities	87	52
Contract liabilities	231	--
Financial liabilities	12,938	7,314
Other liabilities and provisions	--	5

Equity	32,487	19,641
Subscribed capital	7,027	4,836
Capital reserves	110,264	88,748
Accumulated deficit	(85,974)	(75,463)
Accumulated other comprehensive income	1,400	1,675
Equity attributable to the owners of the company	32,717	19,796
Non-controlling interests	(230)	(155)

Total equity and liabilities	67,459	53,227

voxeljet AG
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Quarter Ended December 31, (unaudited)		Year Ended December 31,
	2021	2020	2021	2020

	(€ in thousands, except share and share data)
Revenues	10,885	8,859	24,826	21,567
Cost of sales	(7,327)	(5,881)	(16,876)	(14,812)
Gross profit	3,558	2,978	7,950	6,755
Selling expenses	(2,035)	(1,680)	(6,420)	(5,816)
Administrative expenses	(1,572)	(1,713)	(6,577)	(6,407)
Research and development expenses	(1,377)	(1,763)	(6,149)	(6,500)
Other operating expenses	(132)	(841)	(618)	(2,799)
Other operating income	767	345	2,970	1,603
Thereof income (expense) from changes in impairment allowance included in other operating income (expense)	(47)	(55)	(99)	(29)
Operating loss	(791)	(2,674)	(8,844)	(13,164)
Finance expense	(747)	(1,353)	(2,601)	(2,589)
Finance income	2,702	67	924	184
Financial result	1,955	(1,286)	(1,677)	(2,405)
Profit (Loss) before income taxes	1,164	(3,960)	(10,521)	(15,569)
Income tax (expense) income	(117)	238	(65)	88
Net profit (loss)	1,047	(3,722)	(10,586)	(15,481)
Other comprehensive income (loss) that may be reclassified subsequently to profit or loss	(76)	32	(304)	933
Total comprehensive profit (loss)	971	(3,690)	(10,890)	(14,548)

Profit (Loss) attributable to:
Owner of the Company	998	(3,702)	(10,511)	(15,339)
Non-controlling interests	49	(20)	(75)	(142)
	1,047	(3,722)	(10,586)	(15,481)

Total comprehensive profit (loss) attributable to:
Owner of the Company	922	(3,670)	(10,815)	(14,406)
Non-controlling interests	49	(20)	(75)	(142)
	971	(3,690)	(10,890)	(14,548)

Weighted average number of ordinary shares outstanding	7,026,711	4,836,000	6,302,458	4,836,000
Loss per share - basic/diluted (EUR)	0.15	(0.77)	(1.68)	(3.20)

voxeljet AG
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2021	2020

	(€ in thousands)
Cash Flow from operating activities

Loss for the period	(10,586)	(15,481)
Depreciation and amortization	3,100	3,442
Foreign currency exchange differences on loans to subsidiaries	(1,200)	1,466
Changes in financial assets due to fair value valuation	291	11
Share-based compensation expense	305	671
Change in impairment of trade receivables	99	29
Non-cash expense on financial liabilities	1,976	1,505
Change in fair value of derivative equity forward	(752)	715
Change in inventory allowance	851	(1)
Interest paid	263	258
Interest received	(85)	(92)
Loss on disposal of intangibles and property, plant and equipment	17	42
Other	92	63

Change in working capital	(908)	774
Trade and other receivables, inventories and current assets	(1,375)	1,501
Trade payables	585	(781)
Other liabilities, contract liabilities and provisions	(82)	(417)
Change in restricted cash	(44)	463
Income tax payable/receivables	8	8
Total	(6,537)	(6,598)

Cash Flow from investing activities

Payments to acquire property, plant and equipment and intangible assets	(1,041)	(139)
Proceeds from disposal of financial assets	--	4,962
Payments to acquire financial assets	(10,486)	(994)
Interest received	85	92
Total	(11,442)	3,921

Cash Flow from financing activities

Change in security deposit	16	--
Repayment of lease liabilities	(334)	(412)
Repayment of long-term debt	(1,004)	(863)
Proceeds from issuance of long-term debt	--	5,000
Proceeds from issuance of shares	26,619	--
Share issue cost	(3,217)	--
Change in restricted cash	(2,298)	--
Interest paid	(263)	(258)
Total	19,519	3,467

Net increase (decrease) in cash and cash equivalents	1,540	790

Cash and cash equivalents at beginning of period	5,324	4,368
Changes to cash and equivalents due to foreign exchanges rates	163	166
Cash and cash equivalents at end of period	7,027	5,324

Segment reporting

The following table summarizes segment reporting. The sum of the amounts of the two segments equals the total for the Group in each of the periods.

	Quarter Ended December 31, (unaudited)		Year Ended December 31,
	2021	2020	2021	2020

	(€ in thousands, except gross profit margin)
Revenues
Systems	8,470	6,695	15,728	12,556
Services	2,415	2,164	9,098	9,011
Total revenues	10,885	8,859	24,826	21,567

Cost of sales
Systems	(5,658)	(4,294)	(10,477)	(8,115)
Services	(1,669)	(1,587)	(6,399)	(6,697)
Total cost of sales	(7,327)	(5,881)	(16,876)	(14,812)

Gross profit
Systems	2,812	2,401	5,251	4,441
Services	746	577	2,699	2,314
Total gross profit	3,558	2,978	7,950	6,755

Gross profit margin (%)
Systems	33.2%	35.9%	33.4%	35.4%
Services	30.9%	26.7%	29.7%	25.7%
Total gross profit margin (%)	32.7%	33.6%	32.0%	31.3%